Exhibit 99.1

Eco Wave Power Reports First Quarter 2022 Financial Results

Leverages its Pioneering Technology to Advance Projects in Israel, Los Angeles, Portugal and Spain

Stockholm, May 31, 2022 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE, Nasdaq First North: ECOWVE) (“Eco Wave Power” or the “Company”), a leading, publicly traded onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity, today announced its financial results as of and for the three months ended March 31, 2022.

“With our technology proven through real conditions deployments in Gibraltar and Israel, we are now aiming to progress towards larger scale projects in Portugal and Spain and new and ongoing projects in Jaffa Port, Israel and the Port of Los Angeles in the United States” commented Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power. “The innovative nature of our technology has enabled us to build robust relationships with visionaries, politicians, and innovators around the world, which we believe has coalesced into meaningful near-term opportunities in Europe and the United States that we are now advancing. The projects in our pipeline in these and other regions will serve as the foundation for the next phase in our development, scaling our deployments to create a clean, renewable, megawatt-scale power source.”

Ms. Braverman continued, “In the next few months, we will connect our EWP-EDF One Project to Israel’s power grid, establishing the first wave-powered facility in Israel’s history. Also, our planned projects in Europe are planned to represent our largest and most significant deployments to date, and we are excited about our opportunities with the Port of Leixões (APDL) in Porto, Portugal and Port Adriano, in Mallorca, Spain. Simultaneously, we have made important steps to enter new markets, particularly in the United States through our collaboration with AltaSea at the Port of Los Angeles (“AltaSea”) and our work with lawmakers and leaders in Los Angeles and New Jersey. We continue to expect 2022 to be a very significant year in our development plan, and we are increasingly confident that we are well-positioned to achieve our ambitious goals.”

“Our progress comes as governments around the world, especially in the United States and Europe, are looking for additional renewable energy sources and looking to reduce reliance on fossil fuels, especially those from Russia,” added Ms. Braverman. “Russia currently supplies 40% of the European Union's (EU) natural gas and 27% of its imported oil. The war and its associated sanctions have resulted in significant increases in EU electricity prices, and the EU has announced its plan to invest up to €300 billion ($316 billion) by 2030 to make the EU independent of Russian energy imports. The Biden Administration has also proposed aggressive clean energy targets and individual states are following suit. I believe that wave energy represents an important, base-load source to make these efforts a reality.”

Operational Summary During the First Quarter of 2022

●	EWP EDF One Project - Eco Wave Power finalized the production of all floaters and supporting structures for the grid-connected EWP-EDF One project at the Port of Jaffa in Israel, and finalized the installation of eight floater mechanisms to the Jaffa Port Sea wall. On January 22, 2022, Eco Wave Power also officially completed the grid connection route works for the EWP EDF One Project, pursuant to the engineering coordination permit from the Municipality of Tel-Aviv Jaffa for the deployment of the grid connection works of the EWP-EDF One wave energy project.

●	EWP-OPT Collaboration - On January 13, 2022, Eco Wave Power and Ocean Power Technologies, Inc. (“OPT”) announced that they are working to utilize their complementary technologies and skills to accelerate wave energy projects pursuant to an agreement previously signed. The companies will work together on several fronts, including knowledge sharing, joint grant submissions, and collaborative assistance in entry to new markets. In addition, joint solutions can be developed utilizing each company’s respective offshore and onshore technologies and leveraging OPT’s offshore engineering and newly acquired robotics capabilities in Eco Wave Power’s applicable projects.

●	Penetration of the U.S. Market - On January 19, 2022, Eco Wave Power announced a newly signed collaboration agreement with AltaSea at the Port of Los Angeles. As part of this agreement, Eco Wave Power announced it intends to relocate the energy conversion unit from Gibraltar to AltaSea’s premises at the Port of Los Angeles.

●	On January 20, 2022, during Eco Wave Power’s bell ringing ceremony at the Nasdaq Capital Market, New Jersey State Assemblyman Robert J. Karabinchak announced his intention to introduce new legislation initiative to include wave energy in New Jersey’s Energy Master Plan and to help New Jersey become the first U.S. state or territory to have a commercial wave energy proof of concept. On March 17, 2022, Inna Braverman testified before a New Jersey State Legislature hearing about the advantages of including wave energy in New Jersey’s Energy Plan.

●	On February 25, 2022, Eco Wave Power announced it plans to apply for delisting from Nasdaq First North Growth Market (Sweden) (“Nasdaq First North”), as it shifts attention to its recent listing on the Nasdaq Capital Market in the United States. The formal application for delisting was submitted to the Nasdaq First North on May 25, 2022. On May 30, 2022, the Nasdaq First North accepted Eco Wave Power’s application to delist its common shares. As a result, the last day of trading for the Company’s common shares on Nasdaq First North will be June 13, 2022.

●	Eco Wave Power and its innovative technology was featured in The Wall Street Journal article published on March 9, 2022, titled “The Future of Everything,” as one of the “Next Bets for Renewable Energy.” (see article here)

Other Recent Development

●	On April 11, 2022, Eco Wave Power entered into an official agreement with Port Adriano on the island of Mallorca, Spain, for the potential construction of a wave energy power plant of up to 2 megawatts. The agreement expands Eco Wave Power’s presence in Europe and will help Spain to achieve its aggressive goals for renewable power, leveraging its significant coastline capacity.

Financial Results as of and for the three months ended March 31, 2022

●	Revenues of SEK 0.24 million compared to SEK 0.26 in the same period in 2021 (USD 26 thousand compared to USD 31 thousand, respectively) from feasibility study services in Asia. The Company is building out a pipeline of ancillary technology services that it may provide to its customers and other parties, such as other companies and research institutions, in addition to the Company’s wave energy conversion (WEC) technology. These services currently include feasibility studies for potential clients of WEC technology.

●	Operating loss increased to SEK -8.4 million compared to SEK -4.5 million in the same period in 2021 (USD -0.89 million compared to USD -0.53 million, respectively). Research and development expenses increased to SEK 1.8 million compared to SEK 1.3 million in the same period in 2021 (USD 0.19 million compared to USD 0.16 million, respectively), sales and marketing expenses amounted to SEK 1.5 million compared to SEK 0.8 million in the same period in 2021 (USD 0.16 million compared to USD 0.09 million, respectively). General and administrative expenses amounted to SEK 5.0 million compared to SEK 2.4 million in the same period in 2021 (USD 0.54 million compared to USD 0.28 million, respectively).

●	Net loss for the period increased to SEK -6.7 million compared to SEK -3.9 million in the same period in 2021 (USD -0.72 million compared to USD -0.48 million, respectively).

●	Loss per share was SEK -0.15 compared to SEK -0.11 in the same period in 2021 (USD -0.02 compared to USD -0.01, respectively).

●	As of March 31, 2022, cash and cash equivalents amounted to SEK 127.9 million (USD 13.8 million) and shareholders’ equity amounted to SEK 126.3 million (USD 13.6 million).

●	Total number of outstanding common shares amounted to 44,394,844 compared to 35,194,844.

For the full interim report in Swedish kronor (SEK), please click here.

For the full interim report presented in USD please click here

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labelled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its American Depository Shares (WAVE) are traded on the Nasdaq Capital Market.

More info: www.ecowavepower.com

Information on, or accessible through, the websites mentioned above does not form part of this press release.

Vator Securities is the Company’s Certified Advisor on Nasdaq First North Growth Market (+46 8 580 065 99, ca@vatorsec.se).

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

For additional investor/media inquiries, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Contact:

Jacob Scott, Vectis Strategies

+1.412.445.7719

jscott@vectisstrategies.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave is using forward-looking statements when it discusses pipeline of ancillary technology services, include feasibility studies for potential customers of WEC technology, its expansion, collaboration with OPT, new legislation initiative to include wave energy in New Jersey’s Energy Master Plan and to help New Jersey become the first U.S. state or territory to have a commercial wave energy proof of concept, the agreement with Port Adriano for the potential construction of a wave energy power plant of up to 2 megawatts, and that the agreement expands Eco Wave Power’s presence in Europe and will help Spain to achieve its aggressive goals for renewable power, estimates on European energy needs, and that once complete, Eco Wave Power’s project in the Port of Jaffa will be the very first wave energy facility in Israeli history.. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021filed with the SEC, which is available on the on the SEC’s website, www.sec.gov.

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